Exhibit 99.3

[Slide 1]

Jorge Santos da Silva:

Thank you for joining our call today. In this call, we'll be discussing information contained in our press release just issued. Before we discuss what we believe is a very exciting announcement and a significant milestone for both MoonLake and Helix, we would like to make some important disclaimers. And I will ask our CFO to do those.

[Slide 2]

Matthias Bodenstedt:

Thank you, Jorge. Please note that today's presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the proxy statement that Helix will file with the SEC in the future.

The shareholders of Helix are urged to read those filings carefully when they become available because they will contain important information about the proposed transaction. Additionally, during the presentation, the presenters will make certain forward looking statements that reflect Helix’s and MoonLake’s current views related to Helix’s and MoonLake’s future financial performance, future events, and industry and market conditions, as well as forward looking statements related to the business combination, including the timing, proceeds, and benefit of the transaction, as well as statements about potential benefits of MoonLake’s Sonelokimab and timing of MoonLake’s milestones and clinical development program.

[Slide 3]

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. We strongly encourage you to review the information that Helix filed with the SEC regarding specific risks and uncertainties. In particular, those that are described in the risk factor section of Helix’s IPO prospectus and its most recent filings, as well as the proxy statement to be filed with the SEC.

At this point, I’d like to turn over to Bihua Chen, CEO of Helix, and also CEO and Founder of Cormorant Asset Management.

[Slide 4]

Bihua Chen:

Good morning everyone, and thank you for joining. We are extremely pleased with this morning’s announcement of Helix combination with MoonLake, as well as the concurrent announcement of the $115M PIPE led by Cormorant, and that includes BVF as a current MoonLake shareholder, as well as leading healthcare specialist investors. When we formed Helix Acquisitions, we wanted to identify a company with rigorous science, compelling data, and a clear clinical development plan. In MoonLake, we are combining with a company we believe meets all these criteria and that has the potential to advance transformative therapies to address significant unmet needs in inflammatory skin and joint diseases. The company’s proprietary nanobody, Sonelokimab, has already exciting clinical data that underscores the potential of fully accessing important and emerging IL17A and IL17F biology and when combined with experienced leadership team we think MoonLake are an exceptional fit for our objectives.

We’re pleased to be on this journey with you and your team, Jorge. Back to you. Thank you.

Jorge Santos da Silva:

Thank you to the Cormorant team and good morning, everyone.

I am Jorge Santos da Silva, the founder and CEO of MoonLake. We're extremely pleased to partner with the team at Cormorant, including Bihua, Andy, Michael and others. Our relationship with Cormorant, combined with a strong syndicate of other investors, make us confident that this transaction aligns well with our goals of building the efficacy and safety profile of our Sonelokimab for patients. With that, I'm excited to introduce you to the MoonLake team. Here's the team presented. Christian, would you like to introduce yourself first?

Kristian Reich:

Yes, of course Jorge. Thank you. So my name is Kristian Reich, I'm an M.D. professor of dermatology and in addition to seeing patients, I spent a major portion of my life doing research in the mechanisms that drive inflammatory diseases. I also help developing new therapies to treat these diseases, including the antibodies. For MoonLake, my function is that of a Chief Scientific Officer. I will oversee research, clinical development, and I'm hugely excited to advance the field of targeted therapies even further with our IL17A and F inhibiting tri-specific nanobody Sonelokimab.

Jorge Santos da Silva:

Thank you, Kristian. Arnout?

Arnout Ploos v. Amstel:

Thank you. My name is Arnout Ploos Amstel. I'm the chief operating officer of MoonLake. I bring about 30 years of operational experience with me from mainly 2 pharmaceutical companies. Wyeth Pharmaceuticals that became Pfizer later, and Novartis. At Novartis, my last job, I was leading the global business immunology dermatology, and overseeing all assets in the business unit from early development to late stage commercialization.

And that included current flagship of Novartis’ Cosentyx. So, very excited to be part of the MoonLake team.

Jorge Santos da Silva:

Thank you, Arnout. Matthias?

Matthias Bodenstedt:

Yes. My name is Matthias Bodenstedt. I'm the MoonLake CFO. Before I joined MoonLake, I was a partner at McKinsey and Company, where I worked in the pharmaceutical and medical products practice. I spent a lot of time working with small, mid and large pharmaceutical companies on financial transactions, including the areas of portfolio strategy, BD&L, M&A and due diligence. Including quite a lot of work in the field of immunology that matters for us here at MoonLake.

Jorge Santos da Silva:

Thank you, Matthias, and as I mentioned, my name is Jorge. I'm one of the founders together with a colleague here of MoonLake. I bring to MoonLake vast experience in industry and science. I spent the last 15 years at McKinsey, where I was a senior partner working for several years in autoimmune diseases, inflammation and immunology. I also led McKinsey’s biotech and biologic practice before leaving to join MoonLake. Before that, I had a career in academic science. I have a Ph.D. in neuroscience. So for all of you listening to this presentation, we hope that you see the combined experience in immunology that this leadership team brings as we form MoonLake and as it extends throughout discovery, all the way to commercialization in immunology.

[Slide 5]

If I turn your attention to slide 5, a few critical messages to share with you before we look into the scientific details and the future plans of MoonLake. Number 1, our company focuses on unlocking the potential of what we think is a highly innovative molecule. The nanobody Sonelokimab. We are developing this nanobody because we feel it has the potential to change immunology practice. Why is that? Because this is the first nanobody to be developed and soon introduced for treatment of inflammation. While we will go through additional detail on the molecule, we want to highlight that this is a tri-specific molecule. What do we mean by tri-specific? We mean it's able to inhibit the cytokine IL17A the cytokine IL17F, and it is also able to bind to human albumin, which beyond extending the life, the half-life of this molecule, will present some interesting activity elements. This molecule we considered a potential for best in class, across several indications based on the results that we've obtained in phase 2b in psoriasis, where Sonelokimab, or SLK as we call it, showed leading promising therapeutic activity. This therapeutic activity is coupled with a very safe profile, which we will discuss in more detail. But we feel that this therapeutic activity and safety profile makes it a great therapeutic solution for IL17 driven inflammatory diseases. You should know that MoonLake is building on a clinical data set around SLK that is very robust and was developed by Merck KGaA in Darmstadt, Germany. They were responsible for the phase 2 work in psoriasis and also the phase 1 work, and by Ablynx, now it's the Sanofi company that developed an antibody originally, ended its preclinical work. Another element we want to bring about is what is the strategy for MoonLake and how will we take SLK forward? Our strategy is focused on expanding the potential of SLK to multiple indications. Essentially what we want to do is leverage the comprehensive phase 2 that we have in the psoriasis to build the SLK profile in other diseases that are dependent on IL17A and F. And this, which we call the A/F inflammatory diseases, or AFID, represents a very large market. We have selected 3 indications to develop in our next phase, along a phase 2 program. Those are psoriatic arthritis or PSA, ankylosing spondylitis or AS, also known as radiographic axial spondylar arthritis, and hidradenitis suppurativa or HS. Why do we go after these diseases instead of proceeding to a phase 3 in psoriasis? We do that because we feel there's a lot more potential for impact by developing in these diseases. In these diseases, the treatment standards in the treatment goals have been stagnant and for the last 20 or so years, and as we will show you, the A and F inhibitory pathway allows us to elevate those treatment goals in ways that we probably couldn't in psoriasis, where the treatment goal is already at its maximum. But what we call PASI 100. Also, these indications have very significant unmet needs for patients. And as we mentioned, they represent a very large market opportunities which can rival and even beat those of psoriasis. We feel that this creates a development program with a high probability of success. Because we are derisked by our very vast and existing phase 2 data, but also because we have another competitor that has been developing the profile of this inhibitory pathway of IL17A and F also showing strong efficacy and the ability to change treatment goals. So that competitor also helps build our case. Ultimately, our goal is to deliver a product profile that will show optionality for patients, for MoonLake, for investors along multiple indication. And we expect major inflection points for MoonLake to start from ‘23, ‘24, onwards.

[Slide 7]

So next, we are going to unveil a little bit more of the information around our molecule and the results so far. And for that, I turn to Kristian.

[Slide 8]

Kristian Reich:

As you see on slide 8, a nanobody is derived from the variable region of a heavy-chain-only antibody. Probably one of the smallest molecules that still binds its target with the favorable binding characteristics of an antibody, high affinity, high specificity.

One beauty of this technology is that you can easily create multivalent molecules by linking several variable regions of heavy-chain-only antibodies. As you can see, on the right-hand side, Sonelokimab is a tri-specific nanobody where 3 different variable regions are covalently linked.

With the 2 blue variable regions in conjunction, our nanobody inhibits IL17A and IL17F. In addition, with a third variable region, Sonelokimab binds the human albumin. Many inflammations are characterized by an accumulation of albumin.

Just think about why a joint is swollen from arthritis, because you have an accumulation of albumen rich fluid. So in addition to prolonging the half-life, this albumin-finding piece will allow our molecule to ride on the shoulders of albumin, preferentially to sites of inflammation where albumin accumulates.

The tri-specific nanobody Sonelokimab is very small compared to a traditional antibody with the molecular weight of around 40 kDa; 120 mg is in 1mL and we will use a pre-filled syringe for our phase 2 program.

The maintenance injections team will be once per month, and the molecule has a half-life of 12 to 13 days.

[Slide 9]

On slide 9, we will remind you that IL17A and IL17F are the two members from the IL17 cytokine family that have been identified to be the main drivers of inflammatory diseases such as Psoriasis, Psoriatic Arthritis, Ankylosing Spondylitis and Hidradenitis Suppurativa. IL17A and F cooperate to drive inflammatory processes by forming dimers: IL17AA homodimer, IL17AF heterodimer, and IL17FF homodimer.

The current market leaders of the IL17 inhibiting molecules. Molecules like Ixekizumab and Secukinumab, these are IL17A antibodies, which allows them to inhibit the IL17AA homodimer and the IL17 AF heterodimer, but not the IL17FF homodimer.

In other words, these molecules leave some pro-inflammatory activity of these two dimers untouched. There are only two molecules that bridge this gap by inhibiting not only IL17A, but also IL17F, therefore being able to also block the IL17FF homodimer.

These two molecules are a traditional antibody called Bimekizumab and our nanobody Sonelokimab. The disease that will be interested to look at with regard to the added inflammate, antiinflammatory potential of blocking IL17F, in addition to IL17A is probably the chronic inflammatory skin disease Psoriasis.

Why? Because it has been studied a lot over the last year. We know the outcomes. It has a low placebo response, is a visible disease and importantly, it's known to be driven by IL17 cytokine.

[Slide 10]

Earlier this year in The Lancet, the results of a large phase 2B study was published where 313 patients were enrolled and treated with different doses of Sonelokimab, and Cosentyx (Secukinumab), the IL17A-only inhibitor, and placebo.

[Slide 11]

On the slide 11, you see two main arms from this phase II studies. You see in light blue, the performance of Sonelokimab 120 mg given once per month.

You see in red, the performance of Secukinumab, Novartis's blockbuster drug Cosentyx, the IL17A-only inhibiting antibody. Looking at a very high level of response, PASI 100, in other words, complete clearance of Psoriasis at a time point that we would consider a good time point to really understand what a drug is doing.

Week 16, you see here a therapeutic difference between the two drugs of 19%. That would not only put Sonelokimab in the basket of the most efficacious therapies in Psoriasis, it also compares favorably to the IL17AF-inhibiting antibody Bimekizumab.

[Slide 12]

Importantly, in this one year, phase two study, Sonelokimab showed the favorable safety profile that known exists for IL17 inhibitor. And as you can see on Slide 12 and to, I think to our surprise and very interesting findings, we saw a Candida rate similar to the range of Candida seen with IL17A inhibitors, which is an accepted rate of five to seven percent, which is a different Candida rate compared to what has been shown with an IL17AF-inhibiting antibody.

Jorge Santos da Silva:

Thank you, Kristian. While one might wonder whether proceeding directly to phase three in Psoriasis would not be a very good strategy for MoonLake,

our management team and our investors take another direction. We feel that there is much more potential, as I mentioned at the beginning, for developing this very unique molecule, which, as you have heard, is a very effective inhibitor of IL17AF, but is also a very small molecule with an albumin binding domain that enables it to penetrate deeply into tissue. All together, we feel that there is much more potential for impact by actually going for other indications where Sonelokimab can win.

[Slide 13]

And I'll turn to Arnout to tell you a little bit about those indications and about the potential they represent in the market.

Arnout…

[Slide 14]

Arnout Ploos v. Amstel:

Thank you, Jorge.

So as you can see on slide 14, on the left side you see different indications, the different diseases that are driven by over exposure of IL17A and IL17F.

We talked about psoriasis, which has a very high prevalence of 3%. But you see that are also three other diseases driven by IL17A and IL17F that have significant prevalence as well, Hidradenitis Suppurativa about 1%, Psoriatic Arthritis about 0.5%, and Ankylosing Spondylitis or Radiographic actual spondylarthritis with about 0.3%. Altogether, significant patient numbers. So, an upside of this exciting, but on top of that, markets that are less well served in psoriasis because there are fewer contenders, as I will show this later. And on top of that, in these markets, the treatment goals are still what they were many, many years ago, they have not moved on.

So, what we intend to do is create a foundation that is even stronger, create a drug that is phase three ready, and even four indications.

[Slide 16]

Going to the next slide, I show you the size of the market and please draw your attention to 2029 where you see the three indications just mentioned; Psoriatic Arthritis, Ankylosing Spondylitis, and Hidradenitis Suppurativa totaling to almost 18B.

Psoriatic Arthritis is driven by the IL17s. That's where the growth comes from. While anti-TNFs are still the solid basis. IL23’s are falling short.

Yes, one is approved, guselkumab, but they're not stellar in their performance and they do not over perform anti-TNFs. Ankylosing spondylitis is a market that is also driven by IL17A. IL23 failed in their phase three studies. So, not being developed further. And Hidradenitis Suppurativa a market where there's only one contender and that is Adalimumab with also large patient numbers that are really waiting, at least what we expect, for a drug that better fulfills their needs.

I hand over to Kristian, who will dive deeper into these three diseases and the differences that IL17A/F inhibition can make.

[Slide 21]

Kristian Reich:

On slide number 21, you see an overview of the performance of different targeted therapies in the three diseases Arnout was discussing with you: Psoriatic Arthritis, Ankylosing Spondylitis, and Hidradenitis Suppurativa.

What you see here on this slide is why blocking IL17A and IL17F is the mechanism of action to go when you plan and want to elevate treatment level, treatment responses, in these three diseases.

An American College of Rheumatology, 20% improvement is what currently available targeted therapy brings to doctors and patients. There is phase two data with the IL17A and F inhibiting antibody mixes them up, indicating that by blocking these two IL17 cytokines, you will be able to elevate treatment goals to a 50% improvement of these American College of Rheumatology criteria in the majority of patients.

So for the first time, I think. ACR50 becomes a realistic technical treatment goal and the management of psoriatic arthritis. And you can see here and this is overview data, so not direct head-to-head comparisons, but you can see here that the current stars of the targeted therapies in the treatment of Psoriatic Arthritis, drugs like Adalimumab, Secukinumab. They are good, but there is a big gap when it comes to the percentage of patients achieving an ACR50 response.

A similar picture in ankylosing spondylitis. When you look at the ankylosing spondylitis activity score, 40, which means a 40% improvement of the score with blocking IL17A and F we have evidence for superior performance of this MOA compared to the available targeted therapies at 17A only and anti-TNF drugs.

And last but not least, in coming back to my home turf, dermatology, Hidradenitis Suppurativa, a devastating disease, that shares with the two other indications, an inflammatory course. But if you do not control the inflammation as good as possible, then an irreversible tissue damage later on.

So in other words, every improvement of inflammation that a drop can bring is very necessary in order to ameliorate the future course of the disease. High score, 50, 50% improvement of the Hidradenitis Suppurativa score is what the currently available adalimumab drug brings to patients.

That was a proof of concept study with IL17A and F inhibiting antibody was compared to adalimumab and to placebo. And now looking at the higher level of response, high score 75. You see the A/F inhibition allowing doctors and patients to go to higher treatment goals, higher level of response.

So we feel that this data derisks, our phase two program and actually indicates that blocking A and F, what Sonelokimab is doing. We showed you the antiinflammatory potential of Sonelokimab is in Psoriasis, that this is probably the most promising mechanism of action we have, and the only way that seems us to allow to go to higher levels of response, which is what patients are really waiting for.

[Slide 22]

What can Sonelokimab do when it comes to differentiating from a classical antibody that blocks IL17A and F?

[Slide 25]

Let me come back on slide 25 to the safety data observed in our Phase 2 program in psoriasis. Over the one-year treatment period, we saw a difference in the prevalence of Candida infections, which are viewed as a safety signal, observed with the IL17A and F inhibiting antibody, Bimekizumab.

Sonelokimab clearly differentiated with the lower transitive prevalence in the range of 5 to 7% over the one year period which is closer, I would say similar, to the accepted transitive rate observed with IL17A, only inhibiting antibodies such as Sonelokimab and Secukinumab.

In light of the fact that Sonelokimab was as effective as being Bimekizumab in the molecule psoriasis, raises the question, where can this difference in safety come from?

[Slide 27]

And we would like to offer two explanations shown on slide 27.

First of all, the nanobody allows differentiated inhibition of IL17A and F. IL17A is almost absent in healthy tissue, is upregulated in the context of an inflammation. In contrast, IL17F does play a physiological vote in tissue and helps our skin and our mucous membranes to protect ourselves from yeast infection, such as Candida. In a protein, protein interaction, FA, with the three different dimers we already introduced to you as 17AA, AF, and FF were intubated with a naturally occurring IL17 receptor chain. And Sonelokimab was added in comparison to Secukinumab as the IL17 only blocker.

We saw two important findings. A.) Sonelokimab had a much higher affinity to the main drive of inflammation IL17AA compared to Secukinumab in this protein-protein interaction essay and B.) visualized by the pink triangle, Sonelokimab inhibited the AA homodimer more than the FF homodimer. In other words, reflecting the physiological ratio between IL17A and F.

Another possible explanation is driven by the fact that Sonelokimab with once-monthly injections and the half-life of only 12 days compared, for example, to an antibody, such as Secukinumab with a much longer half-life of 28 days. And also, monthly injections and the majority of patients will lead to a very different area under the curve-like inhibition of IL17F. In simple words, over time, we believe that Sonelokimab will allow the physiological activity of IL17F. It will leave some IL17F untouched enough to help us to protect our surfaces from Candida infections while maximizing the antiinflammatory effect. Now very importantly, the three diseases that we go into, Psoriatic Arthritis, Ankylosing Spondylitis, and Hidradenitis Suppurativa are all characterized by the fact that the inflammation, the tissue that is inflamed, is difficult to reach. And that is another important area of differentiation. Sonelokimab is a very small molecule. That alone will allow it to penetrate easier into tissue compared to a three times larger traditional antibody.

Secondly, you see this again here, very high affinity to the inflammatory target. And thirdly, the albumin binding. We already discussed that inflammation, such as arthritis, are characterized by an accumulation of albumin. We feel that this magic triangle, the highest affinity, the small size, and the albumin binding piece in the diseases we pick for phase two program will maximize the chance to deliver another differentiation to a traditional antibody.

[Slide 29]

Jorge Santos da Silva:

Thank you, Kristian, and that's actually a great transition to slide 29, which summarizes what is essentially the direction of travel for MoonLake. What you see depicted on the smaller, darker circle is what we believe is the case in Psoriasis.

And we thought that while this is definitely a drug that can impact psoriasis, the amount of investment, the time and the level of competition in psoriasis versus what is truly the potential for patients in diseases, we feel that the bigger circle that you see there in the lighter color is really where MoonLake can unlock very significant value.

We have a very distinctive molecule that by nature has, exactly as Kristian was mentioning, this magic triangle as an enhanced enrichment in deep tissue, and those include skin in joints. So really an opportunity to improve the outcomes in the treatment goals, in diseases that affect the joints, the spine or the deep dermis, as is in the case of Hidradenitis. And a molecule that can bring what we would call a better than monoclonal antibody affinity and specificity that can again, present a unique opportunity for patients, but also a unique opportunity for our molecule. So we feel that we have a winning profile where we can bring the characteristics of our nano body and its benefit risk profile across many of the AFID diseases. How do we get there?

[Slide 30]

I turn your attention to slide 30. This is an overview of how we are going to develop the assets exactly on those three indications. You see the ambition in the plan of MoonLake. We will start prestudy work for three Phase 2s already this year. And we plan to have the first patient in, in all three indications within the first half of 2022. We will start these trials concurrently. And these trials are very exciting, not only for us, but for the regulatory and the investigation and clinical research community. Each of these trials is a very significant number of patients not really seen in any previous Phase 2 program. Each of these trials has 4 investigational arms 2 doses in each of them for our nano body. One arm with placebo, which will be crossed to Sonelokimab at primary endpoint. And importantly, an active arm comparator with HUMIRA Adalimumab, which will also be crossed within the first primary endpoint.

So very powerful trials, not only studying the placebo and the doses of SLK, but also comparing it to the active leader, as we did for psoriasis in our phase 2 program. We expect the Hidradenitis Suppurativa trial, the HS trial, to read within the second half of ‘23. It's our earliest read. And the rheumatology trials, AS and PsA to read within a year after that.

We are happy to inform you that according to our regulatory advisors, there is very strong, pivotal potential in these trials or in some of these trials. Exactly because these designs are so innovative versus any other molecule, including the current IL17A and F antibody being developed.

Certainly we will have a series of catalysts coming through within ‘22 and ‘23 associated with our manufacturing and processing CMC development. As you see in the dashed box at the bottom, and we have in store a research program to further elucidate the comparative rule of Sonelokimab versus Bimekizumab to show the penetration of our molecule, to continue studying the disadvantageous safety profile and certainly to compare the ability of our molecule versus others when it comes to inhibiting IL17A and F. We have a spend plan associated with the overview that I just described, and I will turn it to our CFO Matthias to take you through this spend plan and what the deal with Helix looks like.

Matthias Bodenstedt:

Thank you, Jorge. The total financing requirement for this program that Jorge just described is approximately $210M USD. We expect it to cover not only the three Phase 2 studies, but the full program you can see depicted on the left hand side, including the CMC scale up and the extensive research program that should contribute to significant news flow. We anticipate the 210m USD to also provide runway until mid-2025, well beyond the expected read out of the Phase 2 trial.

[Slide 31]

Page 31 of the presentation looks at the sources of financing and the deal terms of the business combination between MoonLake and Helix. You can see that there we are raising a $115M USD PIPE and have commitment of leading biotech investors for this amount. This comes on top of the $115M USD held in trust by Helix, i.e. we are looking at a total of 230M USD prior to any redemption and transaction costs. The business combination will happen at a 360M USD pre money valuation and we anticipate the transaction to close in late Q4, or early next year.

So a total gross financing of $230M USD. The business combination will happen at the pre money valuation of MoonLake of $360M USD, and we expect the transaction to close in Q4 or early next year.

Jorge Santos da Silva:

That concludes our presentation. I would like to thank you all for joining and listening in to what is our first investor call, post the deal just announced in our press release. And we wish you all a great day.

Thank you.